EXHIBIT 11.

COMPUTATION OF EARNINGS PER SHARE

	Year Ended September 30,
	2003	2002
Net income	$67,199	$79,971
Weighted average number of shares outstanding	5,247,107	5,247,107
Net income per common shares	$0.01	$0.02